1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

October 17, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Matt Franker, Esq.

Re:

GelTech Solutions, Inc.

File Number: 333-144736

Dear Mr. Franker:

This letter confirms our telephone discussion of Friday afternoon, October 12, 2007, with regard to the Staff’s comment letter dated October 12, 2007. As I advised you, following receipt of the Staff’s initial comment letter with regard to the propriety of registering the various shares of common stock for the selling shareholders, we reviewed a Registration Statement filed by Xenacare Holdings, Inc. including the final prospectus dated May 18, 2007. That offering contained a primary offering on a best-efforts basis at $5.05 per share followed by a secondary offering initially at the same price. Given the fact that the Xenacare offering had been the subject of what appears to be 12 pre-effective amendments and clearly received careful Staff review, we thought it was an appropriate precedent to follow. The primary variance was that we did not believe that the Xenacare $5.05 price (obviously aimed to avoid being deemed a penny stock) was appropriate. Since our client is required to use its best efforts to sell the primary shares, GelTech’s management believes that the $0.66 share it had recently sold restricted shares at was a good faith price estimate. In any event, GelTech’s management is very confident that it can sell all or substantially all 450,000 shares of common stock at $0.66 per share.

Responding more specifically to the Staff’s two comments, we advise you as follows:

1.

Our client believes that “[f]ollowing the completion of the best-efforts offering,” is a clear indication of when the secondary offering will begin. Page 8 of the prospectus also states that the primary offering will only continue for 60 days. Obviously, in any best-efforts offering, there is uncertainty as to when all of the shares will be sold.

Securities and Exchange Commission

October 17, 2007

2.

The Staff raises two distinct comments. The first comment is that the Staff believes it is unclear whether the delay in initiating the secondary offering is “commenced promptly” within the meaning of Rule 415(a)(1)(ix). The Xenacare offering used the same 60-day period. On October 16, 2007, we did a simple search of the phrase “best efforts offering” on a commercial website which is tied to the Commission’s EDGAR database. The first entry is to the Tetragenex Pharmaceuticals, Inc. Forms B-2/A No. 1 filed October 15, 2007. That offering has a 90-day primary offering period.

With regard to the Staff’s view that the secondary offering cannot be conducted in reliance upon Rule 415(a)(1)(i) because our client is not eligible to use Form S-3 we agree. Nonetheless, we believe that the primary offering can be conducted under Rule 415(a)(1)(i) and that the secondary offering can be conducted under Rule 415(a)(1)(ix). The Xenacare offering appeared to rely on these rules.

Indeed, the Staff’s comments in Xenacare seemed to focus on clarifying the initial offering price of the secondary offering and providing clarity so that investors will know whether they are purchasing shares from the issuer or selling shareholders. See Comment No. 2 dated March 7, 2007 and Comment No. 48 dated January 18, 2007.

If the Staff disagrees with our position, we would appreciate the opportunity to have a conference call to resolve this issue.

Very truly yours,

/s/ MICHAEL D. HARRIS
Michael D. Harris

MDH/cdv

cc:

Mr. Michael Cordani

Mr. Harry Sweeney

(Via Email)